NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE  JULY 28, 2010

News Release: 10016142 Trading Symbol: TSX Venture-NAI

SUPPL

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI INTERSECTS MORE HIGH GRADE GOLD AT VIKING INCLUDING 7.8 METRES GRADING 3.5 GRAMS PER TONNE, AND 1.0 METRE GRADING 21.1 GRAMS PER TONNE GOLD

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 61 to 65 along with select metallic screen assays from its ongoing drill program at the Viking gold property in Newfoundland.

There are currently two diamond drill rigs working at Viking in addition to a surface trenching and mapping program. A location map showing the 2010 drill holes is available in the Map Gallery on our website at www.naminco.ca. The current round of drilling is focused on both infilling and expanding the known gold bearing zone along the Thor Trend.

Drill Results

Holes 61 to 65 are located in the southern portion of the Thor Trend and are drilled along 50 metre spaced sections designed to test the bulk minable potential of the system. To date several high grade gold zones have been identified within this southern zone and significant gold results from holes 61 to 65 are summarized in the table below.

Hole 61 encountered several zones of elevated gold mineralization to 267.6 metres depth. The hole encountered a high grade quartz-sulfide vein containing visible gold which returned 1.1 metres of 6.8 g/t gold at 156.9 metres depth. Hole 62 intersected a zone 5.1 metres wide grading 2.3 g/t gold, and hole 63 intersected 7.8 metres grading 3.5 g/t gold including a higher grade vein which contained 11.5 g/t gold over 1 metre. Hole 64 intersected a 0.4 wide zone containing visible gold which returned 3.6 g/t gold. Hole 65 encountered anomalous gold throughout most of its 197 metre length with a high of 2.4 g/t gold over 0.7 metres from 85.3 meters depth.

Summary of select drill intercepts – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t
Hole 61	156.9	158.0	1.1	6.8
Hole 62	28.4	33.5	5.1	2.3
including	30.0	31.0	1.0	5.4
Hole 63	33.2	41.0	7.8	3.5
including	33.2	36.0	2.8	9.1
including	34.0	35.0	1.0	11.5
Hole 64	28.1	28.5	0.40	3.6
Hole 65	85.3	86.0	0.7	2.4

*The true widths of the mineralized intercepts have not been determined

Several previously released samples have been re-analysed using a metallic screen procedure, highlights are shown the table below. This has resulted in the identification of new zones of high grade mineralization including 1.0 metre grading 5.5 g/t gold in hole 49, 1 metre grading 21.1 g/t gold in hole 51, and 0.5 metres grading 18.0 g/t gold in hole 58. These new high grade zones significantly increase the continuity and size of known high grade shoots in the southern Thor area.

Summary of select metallic sieve gold assays – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Previous Value Au g/t	Metallic Screen Au g/t
Hole 49	135.8	136.8	1.0	1.5	5.5
Hole 51	134.6	135.6	1.0	10.3	21.1
Hole 58	141.4	141.9	0.5	0.3	18.0

*The true widths of the mineralized intercepts have not been determined

Metallic screen analyses are still pending for several samples from holes 61 to 65 where gold has been observed in drill core.

Dr. Shane Ebert, President of the Company commented "The Viking Trend has now been drill tested over a strike length of 1270 metres and several zones of strong alteration and quartz veining occur along the entire strike length, with the Trend remaining open to the north and south. Visible gold has been identified in the northern most and southern most drill holes, highlighting the excellent potential for identifying new high grade veins with continued exploration along strike. Drilling to date has shown good widths of potentially bulk minable mineralization through large portions of the Thor Trend as well as zones with anomalous but lower grade gold values. The current drill program will go a long way toward identifying the higher grade portions of the Thor Trend for inclusion in a resource estimate later this year. In addition to expanding the Thor Trend the ongoing exploration program has identified several large targets outside the Thor Trend that have potential to host gold resources. The extent of these new zones indicates the Viking Property will require a lot more exploration before its full potential is understood."

Exploration Update
Over 6000 metres of core in 35 holes has been drilled during the 2010 program to date (holes 46 to 80). Assay results have been received for holes 45 to 65. Drill holes 66 to 69 have been logged and sampled. Drill holes 79 and 80 are currently in progress. Additional assay results will continue to be released through the program as they are received and compiled. The company is currently experiencing longer than normal wait times for assays.

The Viking Property
The Viking Property contains numerous high grade veins within larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long gold-in-soil anomaly. Drilling highlights from previous drilling programs include high grade intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control
All drill core is logged, photographed, and cut in half with a diamond saw. Half of the core is bagged and sent to Accurassay Laboratories or Eastern Analytical for analyses while the other half is archived and stored on site for verification and reference purposes. Gold is assayed by standard fire assay methods with additional elements analyzed by Induced Coupled Plasma (ICP). Samples with greater than 5 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists is committed to assembling and advancing a portfolio of gold and base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi is focused on identifying high potential North American projects and exploring and developing them in a responsible and cost-effective manner.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.